SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of March, 2007
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On March 22, 2007, the Nomination and Compensation Committee of the Telvent Board of Directors and the Telvent Board of Directors approved a variable compensation plan (“the Plan”) for members of the senior management of Telvent and its subsidiaries.
The material terms of the Plan are as follows:
1.	Participants: The Participants in the Plan currently include 30 members of the senior management of Telvent and various subsidiaries, including business unit managers, senior project managers, technical and research and development managers and corporate services officers and managers (the “ Participants”).

2.	Objectives: The Plan is based on the accomplishment of objectives based on the 2006 Strategic Plan of Telvent.

3.	Term: The duration of the Plan is five complete fiscal years (2007 — 2011) commencing January 1, 2007 and ending December 31, 2011. The calculation and the payment of the benefits under the Plan must occur not later than June 30, 2012 after the verification of the fulfillment of the objectives based on the annual audit reports.

4.	Compensation: The Plan provides for extraordinary, variable compensation to the Participants based on fulfillment of the annual objectives during the term of the Plan and is in addition to any other variable compensation and/or bonuses earned or which may be earned by each Participant. The total amount available for distribution under this Plan is €10,280,000.

The compensation only vests and becomes payable after the end of the fifth year of the Plan.

5.	Conditions: The following conditions must be fulfilled in order for a Participant to earn compensation under the Plan:
(a)	The Participant must remain in the employment of Telvent or one of its subsidiaries throughout the term of the Plan.

(b)	For each fiscal year of the Plan, the Participant must be entitled to receive an annual bonus under the bonus plan of the company with which the Participant is employed (the “Company”) for that year, based on the achievement of least 90% of the objectives other than bookings or quality specified in that Company’s bonus plan. Failure to earn a bonus under that Company’s bonus plan in one year does not disqualify a Participant from being eligible to earn compensation under this Plan in another year.

(c)	Fulfillment of the consolidated 5-year budget of Telvent corresponding to the fiscal years 2007-2011 according to the Internal Strategic Plan of June 7, 2006.

(d)	The price of the ordinary shares of Telvent listed on the NASDAQ Global Market on December 31, 2011 must be not less than $17 per share. If the list price is less than $17, due to circumstances of volatility of the share prices and/or the stock market, then the price of the Telvent shares will calculated using the average price during a reference period of three months before and three months after December 31, 2011 and this will be submitted for the consideration of the Nomination and Compensation Committee of Telvent.
6.	Early Termination of a Participant’s Participation in the Plan in Certain Cases:
(a)	In case of termination of the employment of a Participant (whether voluntary or by dismissal) before the end of the term of the Plan, the Plan will terminate with respect to that Participant, and the Participant will not be entitled to receive any payment under the Plan.

(b)	In the case of death of a Participant for fiscal yars completed the Plan will terminate with respect to that Participant and, at the end of the term of the Plan, the heirs of the Participant will be entitled to receive the compensation earned under this Plan by the Participant for the fiscal years completed prior to the death of the Participant.

(c)	In the case of either retirement of a Participant on reaching 65 years of age or total disability (that prevents the Participant from being able to do any other type of work) before the end of the term of the Plan, the Plan will terminate with respect to that Participant and the Participant will be entitled to receive the compensation earned under this Plan for fiscal years completed to the date of his retirement. In addition, the Participant will be entitled to receive compensation for the fiscal year in which the Participant retired if the objectives for that fiscal year are fulfilled.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
	By:	/s/ Manuel Sánchez
		Name:	Manuel Sánchez
Date: March 26, 2007		Title:	Chief Executive Officer

Exhibit Index
The following exhibits has been furnished as part of this Form 6-K.

Exhibit	Description

4.3	Extraordinary Variable Compensation Plan